Exhibit 99.1

Itamar Medical Appoints Brad Fluegel to its Board of Directors

CAESAREA, Israel, May 24, 2021 -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today announced the appointment of Brad Fluegel to its Board of Directors.

Mr. Fluegel’s vast experience includes wide ranging leadership roles and 25+ years in the healthcare sector, primarily in strategy and business development. Most recently, Mr. Fluegel was Senior Vice President, Chief Healthcare Commercial Market Development Officer for Walgreens Co. In this role he was responsible for driving all commercial healthcare activities, including sales and contracting, biopharma relationships, retail clinics, clinical affairs, new service development and market planning. Prior, he served as Walgreens’ Chief Strategy and Business Development officer. Prior to Walgreens, Mr. Fluegel was executive in residence at Health Evolution Partners. Earlier in his career, he was Executive Vice President, Chief Strategy and External Affairs Officer at Wellpoint (now Anthem) and as CEO for Reden & Anders and Tillinghast-Towers Perrin, a clinical, actuarial and management consulting practice serving all sectors of the health care industry.

“We are delighted to welcome Brad to Itamar’s board,” said Dr. Giora Yaron, Chairman of Itamar’s Board of Directors. “His extensive and impressive experience working with large scale international companies in the Direct to Consumer, or DTC space, as well as the healthcare retail segment will serve as an extraordinary resource for Itamar’s future growth plans.”

Mr. Fluegel currently serves on the Board of Directors of Metropolitan Jewish Health System in New York City, Performant Financial Corporation, Premera Blue Cross, Alight Solutions and AdhereHealth.

Mr. Fluegel earned a master’s degree in public policy from Harvard University and a bachelor’s degree in business administration from the University of Washington.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPATTM, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-510-693-5238

investors@itamar-medical.com